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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  IELEMENT CORP
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)
                                   45170V 10 0
                                 (CUSIP Number)

                            Laura E. Anthony, Esquire
                         330 Clematis Street, Suite 217
                            West Palm Beach, FL 33401
                                  (561)514-0936
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                JANUARY 19, 2005
             (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section ss.240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  1.   Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only)
       Ivan Zweig and Kramerica Corp. (Ivan Zweig is the sole shareholder, officer and director of Kramerica Corp)

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  2.   Check the Appropriate Box if a Member of a Group (See
       Instructions)                                                (a)  |_|
                                                                    (b)  |_|

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  3.   SEC Use Only

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  4.   Source of Funds (See Instructions)
       OO

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  5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(d) or 2(e)

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  6.   Citizenship or Place of Organization
       Citizenship of Ivan Zweig is United States; place of organization of Kramerica Corp is Nevada

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Number of             7.   Sole Voting Power
Shares                     Ivan Zweig - 85,000; Kramerica Corp - 18,685,966
Beneficially        ------------------------------------------------------------
Owned by
Each                  8.   Shared Voting Power
Reporting                  196,610 (owned by Heather Walther, Ivan Zweig's
Person                     spouse)
With                ------------------------------------------------------------

                      9.   Sole Dispositive Power
                           Ivan Zweig - 85,000; Kramerica Corp - 18,685,966
                    ------------------------------------------------------------

                      10.  Shared Dispositive Power
                           196,610 (owned by Heather Walther, Ivan Zweig's spouse)

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 11.   Aggregate Amount Beneficially Owned by Each Reporting Person
       18,967,576

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 12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)
                                                                         |_|

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 13.   Percent of Class Represented by Amount in Row (11)
       11.95%
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 14.   Type of Reporting Person (See Instructions)
       IN and CO
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ITEM 1. SECURITY AND ISSUER.

        This statement on Schedule 13D relates to the common stock, par value $0.001 per share ("Common Stock"), of IElement Corp., a Texas corporation (the "Company"). The address of the Company's principal executive offices is 17194 Preston Road, Suite 102, PMB 341, Dallas, TX 75248.

ITEM 2. IDENTITY AND BACKGROUND.

        (a) Ivan Zweig and Kramerica Corp, a Nevada corporation for which Ivan Zweig is the sole shareholder, officer and director.

        (b) Business Address of Ivan Zweig: 17194 Preston Road, Suite 102, PMB 341, Dallas, TX 75248

                Business Address of Kramerica Corp.: 6502 Duffield Drive, Dallas, Texas 75248

        (c) Mr. Zweig is the Chief Executive Officer and sole director of IElement Corp and the sole shareholder, officer and director of Kramerica Corp, a sales and consulting business.

        (d)     Criminal Proceedings: None

        (e)     Civil Proceedings: None

        (f)     Citizenship: United States; state of incorporation - Nevada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On January 14, 2004, Mr. Zweig individually received 85,000 shares of Mailkey Corporation, n/k/a IElement Corp as compensation for consulting services performed by Mr. Zweig for the Company. On November 9, 2004, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among MailKey Corporation, MailKey Acquisition Corp., and IElement, Inc. ("IElement") and Ivan Zweig, pursuant to which the Company agreed to acquire all of the issued and outstanding shares of capital stock of IElement. This transaction closed on January 19, 2005. At the closing of the Merger, IElement continued as the surviving company. Under the terms of the Merger Agreement, MailKey issued its common stock, $.001 par value per share, in exchange for all of the issued and outstanding shares of capital stock of IElement. Ivan Zweig was a founder and through his corporation, Kramerica Corp, a principal shareholder of IElement. Accordingly, at the closing of the Merger, Kramerica Corp., a Nevada corporation wholly owned and controlled by Ivan Zweig, was issued 18,685,966 shares of common stock of the Company. In addition, at the closing of the Merger, Mr. Zweig's wife, Heather Walther, was issued 196,610 shares of common stock in exchange for her shares in I-Element. The closing of the Merger was disclosed by the Company on Form 8-K filed on January 25, 2005.


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ITEM 4. PURPOSE OF TRANSACTION.

        The purpose of the transaction described in Item 3 above was to effectuate a change in business plan and structure and a change in control in the Company. As a result of the transaction, there was a change in control of the Company and Mr. Zweig beneficially acquired 11.95% of the issued and outstanding shares in the Company. In addition, Mr. Zweig is now Chief Executive Officer and a Director of the Company.

        The transaction qualifies as an extraordinary corporate transaction involving the issuer as described in Item 4(b). In addition to a change of control, the Company has altered its business plans and purposes as more fully described in the Form 8(k) filed by the Company on January 25, 2005, and subsequent periodic reports since that date.

        Other than the effects of the Merger, which Agreement closed on January 19, 2005 and which effects were described in the Form 8(k) filed by the Company on January 25, 2005, Mr. Zweig does not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in Item 4(a)(c) or 4(e)-(j) of Schedule 13D.

        Mr. Zweig does intend to appoint additional members to the board of directors to fill current vacancies, subject to subsequent shareholder vote for the election of directors at the Company's annual meeting. Mr. Zweig has not yet identified the proposed new board members.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Mr. Zweig is deemed the beneficial owner of 18,967,575 shares of Common Stock of the Company representing 11.95% of the Common Stock of the Company outstanding as of January 17, 2006. This number includes: (i) 85,000 shares of Common Stock currently owned individually by Mr. Zweig; (ii) 18,685,966 shares of common stock owned by Kramerica Corp; and (iii) 196,610 shares of common stock owned by Heather Walther, Mr. Zweig's spouse.

        (b) Mr. Zweig has sole voting power over 18,770,966 shares of the Common Stock and shared voting power over 196,610 shares of the Common Stock. He has sole dispositive power over 18,770,966 shares of the Common Stock and shared dispositive power over 196,610 shares of the Common Stock.

        (c)     None

        (d) Mr. Zweig's spouse, Heather Walther, has the right to direct the receipt of dividends from, or the proceeds from the sale of 196,610 shares of common stock, for which Mr. Zweig as a beneficial ownership interest. This amount is less than 5% of the issued and outstanding shares of common stock.

        (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Healther Walther, Ivan Zweig's spouse, owns a total of 40,000 stock options, exercisable one third each on September 8, 2006, September 8, 2007 and September 8, 2008. All 40,000 options are exercisable at $.01 per share and expire on September 8, 2015.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1. *Agreement and Plan of Merger by and among Mailkey Corporation, Mailey Acquisition Corp., IElement, Inc. and Ivan Zweig dated November 9, 2004.

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        Exhibit 2. *First Amendment and Waiver to Agreement and Plan of Merger

           * Filed with the Company's 8-K dated January 25, 2005.


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25 , 2006


                                          By:  /s/  IVAN ZWEIG
                                               ---------------------------------
                                          Name/Title: Ivan Zweig